Exhibit 99.3

PERFECT WORLD CO., LTD.

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: PWRD)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 18, 2012 AT 42ND FLOOR, EDINBURGH TOWER, THE LANDMARK, 15 QUEEN’S ROAD, CENTRAL, HONG KONG

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Perfect World Co., Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company (the “Annual Meeting”) to be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, on November 18, 2012 at 2:00 P.M., and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on October 26, 2012 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each share of Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company, and each share of Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company. There were 29,671,195 Class A Ordinary Shares and 215,802,710 Class B Ordinary Shares outstanding as of October 26, 2012.  This Form of Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about October 29, 2012.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, FOR the Ordinary Resolutions set forth in this Form of Proxy. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the Annual General Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Perfect World Plaza, Building 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China as soon as possible and in any event no later than the time for holding the annual general meeting.

PERFECT WORLD CO., LTD.

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: PWRD)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 18, 2012 AT 42ND FLOOR, EDINBURGH TOWER, THE LANDMARK, 15 QUEEN’S ROAD, CENTRAL, HONG KONG

                    I/We

Please Print Name(s)

of

Please Print Address(es)

being the registered holder(s) of                                            ordinary shares (Note 1), par value US$0.0001 per share, of Perfect World Co., Ltd. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or

                                                                                   of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held on November 18, 2012 at 2:00 P.M. (Hong Kong time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
1.	Resolution No. 1 as set out in the Notice of Annual General Meeting.
2.	Resolution No. 2 as set out in the Notice of Annual General Meeting.

Dated                                           , 2012                                                  Signature(s) (Note 4)

1                   Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3                   IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

4                   This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

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